EquiTrust Life Insurance Company

5400 University Avenue, West Des Moines, Iowa 50266-5997

Performance Enhanced Death Benefit Rider

This Rider is a part of the policy to which it is attached (the “base policy”).

Section 1 - Policy Modifications

The base policy is modified to add the provisions of this rider. All provisions of the base policy not in conflict with this rider will apply to this rider. In the event of a conflict between the provisions of the base policy and this rider, the provisions of this rider will prevail.

Section 2 - Death Benefit

Guaranteed Minimum Death Benefit

This benefit is available when the Age of all Owners and the Annuitant on the Policy Date is less than [76]. The policy provides a guaranteed minimum Death Benefit by replacing the Amount of Death Benefit Section of the base policy with the following:

The Death Benefit amount is equal to the greater of the following amounts on the date following receipt of Due Proof of Death:

•	the sum of all premium payments less the sum of all partial withdrawal reductions;

•	the Accumulated Value; or

•	the performance enhanced death benefit (PEDB) amount.

For purposes of this section, partial withdrawal reduction is equal to “a” times “b” divided by “c” where:

“a”	is the Death Benefit immediately prior to withdrawal;

“b”	is the amount of the partial withdrawal; and

“c”	is the Accumulated Value immediately prior to withdrawal.

Spousal Beneficiary

No death benefit will be payable under the base policy or this rider when:

•	the Beneficiary is Your spouse; and

•	the Beneficiary elects to continue this policy upon Your death.

In this case, no determination of the Death Benefit under this base policy or this rider will be made until the death of the new Owner.

Section 3 – Performance Enhanced Death Benefit

Recalculation Prior to Owner’s Age [86]

On the Policy Date, the Performance Enhanced Death Benefit (PEDB) amount is equal to the Accumulated Value. Following the Policy Date and until the Policy Anniversary immediately prior to the Owner’s Age [86], the PEDB amount is recalculated:

•	on each Policy Anniversary;

•	upon the death of the Owner;

•	with each additional premium payment; and

•	with each partial withdrawal.

At the time of each recalculation, the PEDB amount will be recalculated to equal the greater of:

•	the previous PEDB amount plus any premium payment made on the calculation date and less any Partial Withdrawal Reduction on the calculation date; or

•	the Accumulated Value as of the calculation date.

Recalculation at Owner’s Age [86] and After

We will recalculate the PEDB as described above until the Policy Anniversary immediately prior to the Owner’s Age [86]. After that age, the PEDB amount will be change only by adding in any premium payment and subtracting any Partial Withdrawal Reduction.

Section 4 - Effective Date

The effective date of this rider will be the Policy Date of the base policy. This rider may be added only at policy issue. Once the rider is in force on this policy, this rider may not be removed.

Section 5 - Termination

All rights and benefits under this rider will end when any of the following events occur:

•	annuity payments begin;

•	the policy is terminated; or

•	when all of the value of the policy is applied to a variable payment option.

Section 6 – Rider Charge

The charge for this rider will be deducted from the total Accumulated Value each month.

The current charge for this rider will be determined by Us. If We change the rate, We will change it for every policy in your premium class. The current charge is shown on the Policy Data Page. This amount may go up or down, but it will never exceed

•	0.05% of the Accumulated Value each month for issue ages under age 66, or

•	0.10% of the Accumulated Value each month for issue ages 66 to 75.

President